UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):  |_| Form 10-KSB   |_| Form 20-F    |_| Form 11-K   |X| Form 10-QSB
              |_| Form 10-D     |_| Form N-SAR   |_| Form N-CSR

                  For Period Ended:  September 30, 2007

                  |_|     Transition Report on Form 10-K
                  |_|     Transition Report on Form 20-F
                  |_|     Transition Report on Form 11-K
                  |_|     Transition Report on Form 10-Q
                  |_|     Transition Report on Form N-SAR

         For the Transition Period Ended: ______________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the Notification relates:
________________________________________________________________________________

PART I - REGISTRANT INFORMATION

LOGICA HOLDINGS, INC.
________________________________________________________________________________
Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

82 AVENUE ROAD
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

TORONTO, ONTARIO M5R 2H2, CANADA
________________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     |X|  (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     | |  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company terminated its relationship with its auditor SF Partnership LLP, effective November 5, 2007, and engaged Jewett, Schwarz, Wolfe & Associates, effective the same date. The Company is filing this Notification of Late Filing on Form 12b-25 with respect to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007 because the new auditors have not had sufficient time to complete their review process. As a result, the Company will require additional time to finalize the financial statements and the disclosures contained in the Form 10-QSB. The Company expects to file the Form 10-QSB within the prescribed time period.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Enzo Taddei                    416               929-5798
         ___________                ___________      __________________
         (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports.
         |X|  Yes      | | No
         _______________________________________________________________________
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
         | |  Yes      |X| No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              LOGICA HOLDINGS, INC.
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



         Date:    November 14, 2007                  By:  /s/ Enzo Taddei
                                                         _______________________
                                                         Enzo Taddei
                                                         Chief Financial Officer